** A.I. 3/3/03

VF 3-5-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 153

SEC FILE NUMBER
47899

03011224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jeffrey Alex Joslin
~~Jeff Joslin~~; dba StockTraders

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16168 Beach Blvd. Suite 111
(No. and Street)

Huntington Beach, CA 92647
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Joslin (714) 375-1788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cox, Linda Y.
(Name — *if individual, state last, first, middle name*)

12842 Valley View, Suite 206, Garden Grove, CA 92845
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/13

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockTraders, as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRINCIPAL
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF California
COUNTY OF Orange } SS.

On February 20, 2003 before me, the undersigned, a Notary Public in and for said State personally appeared Jeff Joslin

Name(s) of Signer(s)

☐ Personally known to me OR ☒ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/s~~he/the~~y executed the same in his/~~her/thei~~r authorized capacity~~(ies)~~, and that by his/~~her/thei~~r signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

LINDSAY BROOKS
Commission # 1370316
Notary Public - California
Orange County
My Comm. Expires Aug 16, 2006

Witness my hand and offical seal.

Signature of Notary

Lindsay Brooks
Name (Typed or Printed)

(This area for official notarial seal)

Capacity Claimed by Signer

☒ Individual(s)
☐ Corporate Officer(s) - Title(s) ______

☐ Partner(s)
☐ Attorney-In-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other: ______

Signer is Representing:
Name of person(s) or Entity(ies)

Description of Attached Document

This certificate must be attached to the document described below:

Title or type of document Oath or Affirmation

Number of Pages ______

Date of Document 12/31/02

Signer(s) Other than Named Above ______

ATTENTION NOTARY

Although the information requested above is **optional**, it could prevent fraudulent attachment of this certificate to another document.

SAV-191A (3/94)

STOCKTRADERS

FINANCIAL STATEMENTS

DECEMBER 31, 2002

StockTraders
Financial statements and supplementary information
For the twelve months ended December 31, 2002

CONTENTS

LINDA Y. COX
Certified Public Accountant
12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 17, 2003

Jeffrey Joslin
dba StockTraders
Huntington Beach, CA

ACCOUNTANT'S AUDIT REPORT

I have audited the accompanying balance sheet of Jeffrey Joslin, dba StockTraders (a sole proprietorship) as of December 31, 2002, and the related statements of income, cash flows, sole proprietor's equity, and changes in liability subordinated to claims of general creditors for the twelve months then ended. These financial statements are the responsibility of StockTraders. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Jeffrey Joslin, dba StockTraders, as of December 31, 2002, and the results of its operations and the changes in its financial position for the twelve months then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared solely from the accounts of Jeffrey Joslin, and do not include the personal accounts of the owner or those of any other operations in which he is engaged. Federal taxes on income of the owner are computed on his total income from all sources; accordingly, no provision for such taxes is included in these statements.

Linda Y. Cox

LINDA Y. COX, CPA
Garden Grove, CA

StockTraders
Balance Sheet
December 31, 2002

Assets

Current Assets		
Cash--Checking & Petty Cash	$2,387	
Cash--Advanced Clearing, Inc.(footnote #3)	10,290	
Money Market Account (footnote #3)	95,895	
Commissions Receivable	4,968	
Total Current Assets		$113,540
Fixed Assets		
Furniture and Fixtures (footnote #2)	5,451	
Less: Accumulated Depreciation (footnote #5)	(4,549)	
Total Fixed Assets		902
Other Assets		
Security Deposit (footnote #4)	557	
Total Other Assets		557
Total Assets		$114,999

Liabilities and Owner's Equity

Current Liabilities		
Commissions Payable	$1,046	
Total Current Liabilities		$1,046
Owner's Equity		
Capital, Jeffrey Joslin	215,613	
Draw, Jeffrey Joslin	(207,984)	
Net Income	106,324	
Total Owner's Equity		113,953
Total Liabilities and Owner's Equity		$114,999

See Accountant's Audit Report

StockTraders
Income Statement
For the twelve months ending December 31, 2002

Revenues		
Commissions (Footnote #6)	$134,469	100.00%
Total Revenues	134,469	100.00%
Expenses		
Accounting	1,740	1.29%
Advertising	3,066	2.28%
Client Default	3,796	2.82%
Commissions Expense	12,030	8.95%
Commission Adjustment	8	0.01%
Depreciation (footnote #5)	724	0.54%
Dues & Fees	1,271	0.95%
Insurance	3,722	2.77%
Line Charge	5,400	4.02%
Miscellaneous	770	0.57%
Payroll Tax Expense	164	0.12%
Postage	96	0.07%
Rent (footnote #4)	8,413	6.26%
Supplies	441	0.33%
Telephone	2,237	1.66%
Wages (footnote #7)	2,150	1.60%
Total Expenses	46,028	34.23%
Income from Operations	88,441	65.77%
Other Income (Loss)		
Dividend Income	855	0.64%
Interest Income	5,666	4.21%
Capital Gain, Sale of Stock	11,362	8.45%
	17,883	13.30%
Net Income	$106,324	79.07%

See Accountant's Audit Report

StockTraders
Statement of Owner's Equity
December 31, 2002

Beginning Owner's Equity	$215,613
Additions to Owner's Equity	
Net Income	106,324
Total Increases to Beginning Equity	106,324
Decreases to Owner's Equity	
Personal Draws	(207,984)
Total Decreases to Beginning Equity	(207,984)
Ending Owner's Equity	$113,953

See Accountant's Audit Report

StockTraders
Statement of Cash Flows
For the twelve months ended December 31, 2002

Cash flows from operating activities		
Net Income		$88,441
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$724	
Decrease in accounts payable	(839)	
Decrease in commissions receivable	7,751	
		7,636
Net cash provided by operating activities		96,077
Cash flows from investing activities:		
Interest and Dividend Income	6,521	
Sale of Stock	11,362	
Net cash used in investing activities		17,883
Cash flows from financing activities:		
Less: Owner's draw	(207,984)	
Net cash provided by or used in financing activities		(207,984)
Net increase in cash and cash equivalents		(94,024)
Cash and cash equivalents at beginning of year		202,596
Cash and cash equivalents at end of year		$108,572

See Accountant's Audit Report

StockTraders
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2002

Subordinated liabilities at December 31, 2002	$0
Subordinated to claims of general creditors during 2002	0
Liabilities subordinated to claims of general creditors at December 31, 2002	$0

See Accountant's Audit Report

StockTraders
Notes to Financial Statements
December 31, 2002

Note 1. BACKGROUND

Jeffrey Joslin, dba StockTraders (a sole proprietorship), is an introducing brokerage company in Huntington Beach, California which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of its customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

StockTraders is registered with the SEC (Securities & Exchange Commission), NASD (National Association fo Stock Dealers), SIPC (Securities Investor Protection Corporation) and with the State of California, Department of Corporations.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

The cost of property and equipment are stated at cost. Depreciation for financial statement purposes is computed on the straight-line basis over the estimated useful lives of the assets, ranging from five to seven years (see footnote 5).

Note 3. CASH AND CASH EQUIVALENTS

Pursuant to contract terms between StockTraders and Advanced Clearing, Inc. (a clearing broker), a minimum balance of $15,000 must be maintained in Stocktrader's Advanced Clearing, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Advanced Clearing, Inc. based upon StockTraders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to StockTraders after all account debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured. The Company throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

Note 4. SECURITY DEPOSIT/OFFICE LEASE

The $557 security deposit will be returned to StockTraders upon termination of the office lease per agreement between lessor and lesee. Lease payments are $696 per month, with three months remaining on the lease. The total contingent liablitiy for the remaining lease is $2088. The lease is renewable yearly.

Note 5. DEPRECIATION

Depreciation for the year amounted to $724.

	Estimated Useful Life	Cost
Computer Equipment	5	$3,151
Furniture & Equipment	7	2,300
Total		5,451
Less Accumulated Depreciation		(4,549)
Fixed assets net of accumulated depreciation		$ 902

Note 6. COMMISSIONS EARNED

All trading commissions are received through clearing brokers (see footnote 1). Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

Note 7. RELATED PARTY TRANSACTIONS

Salaries totaling $2,150 were paid to the owner's spouse for services rendered to the company.

Note 8. CAPITALIZATION REQUIREMENTS

Brokers or dealers who introduce customer accounts (introducing brokers) are required to maintain net capital of $50,000 during the period that they engage in the sale of securities. The NASD under SEC Rule 17a-11 places an additional requirement on its members requiring capitalization at 120% of the minimum net capitalization requirement, or $60,000. StockTraders net capital at December 31, 2002 was $110,576 in compliance with the minimum net capitalization requirements. For a detailed analysis of net capital, see Supplemental Schedule #1 which is a part of these audited financial statements.

LINDA Y. COX
Certified Public Accountant
12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 17, 2003

ACCOUNTANT'S AUDIT REPORT ON SUPPLEMENTARY INFORMATION

The accompanying supplementary information contained in the following pages is presented for purposes of additional analysis and has been subjected to the same inquiries and analytical procedures applied in the audit of the basic financial statements. All information contained therein is the responsibility of StockTraders. In my opinion the schedules present fairly, in all material respects, the compliance with special regulatory requirements by StockTraders as of December 31, 2002.

Linda Y. Cox

LINDA Y. COX
Garden Grove, CA

StockTraders
Supplemental Schedule #1
December 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total assets	$114,999	
Less total liabilities	(1,046)	
Total net worth		$113,953
Plus: subordinated loans		0
Total available capital		113,953
Less: nonallowable assets		
Furniture & fixtures (net of accumulated depreciation)	902	
Security deposit	557	
Total nonallowable assets		1,459
Tentative net capital		112,494
Less haircuts on allowable assets		
2% on money market account	1,918	
Total haircuts		1,918
Net capital		$110,576

See Accountant's Audit Report

StockTraders
Supplemental Schedule #2
December 31, 2002

RECONCILIATION OF COMPUTATION OF NET CAPITAL

There were no material differences between the amount appearing on StockTraders PTIIA December 31, 2002 filing statement and the net capital calculated for the audited financial statements as of December 31, 2002.

See Accountant's Audit Report

StockTraders
Supplemental Schedule #3
December 31, 2002

SPECIAL RESERVE BANK ACCOUNT

StockTraders is exempt from the 15c3-3 provisions under paragraph K-2-ii which requires non-clearing fully disclosed broker/dealers to fund a special reserve bank account to meet possible future claims in the event of a company's liquidation.

StockTraders
Supplemental Schedule #4
December 31, 2002

STATUS OF MEMBERSHIP IN SIPC

StockTraders is a member of the SIPC, but is exempt from filing a separate audited statement regarding its membership in the SIPC under SEC Rule 17a-5(e)(4). Companies who must submit audited financial statements and have gross revenues less than $500,000 are not required to file a supplemental independent public accountant's report covering form SIPC-7. The minimum assessment for membership, $150, was paid by StockTraders in accordance with the applicable instructions for form SIPC-7.

StockTraders
Supplemental Schedule #5
December 31, 2002

REPORT ON ACCOUNTING SYSTEM AND OTHER SAFEGUARDS

All recordkeeping is performed by the owner or his wife; therefore, segregation of duties for internal control purposes is not applicable to this company. Transactions are recorded on the computer using general use accounting software.

See Accountant's Audit Report